UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940

Release No. 33316 / December 4, 2018

In the Matter of   :
                                                                    :
STELLUS CAPITAL INVESTMENT CORPORATION   :
STELLUS CAPITAL SBIC LP   :
STELLUS CAPITAL SBIC GP, LLC   :
STELLUS CREDIT MASTER FUND I, LLC   :
STELLUS CREDIT VCOC FUND I, LLC   :
STELLUS CREDIT MASTER FUND II, LLC   :
STELLUS CREDIT VCOC FUND II, LLC   :
SCIC-CONSOLIDATED BLOCKER, INC.   :
SCIC-CC BLOCKER 1, INC.   :
SCIC-ERC BLOCKER 1, INC.   :
SCIC-SKP BLOCKER 1, INC.   :
SCIC-APE BLOCKER 1, INC.   :
SCIC-HUF BLOCKER 1, INC.   :
SCIC-HOLLANDER BLOCKER 1, INC.   :
STELLUS CAPITAL MANAGEMENT, LLC   :
                                                                    :
                                                                    :
                                                                    :
4400 Post Oak Parkway, Suite 2200   :
Houston, TX 77027   :
                                                                    :
(812-14855)   :
                                                                    :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Stellus Capital Investment Corporation, et al. filed an application on December 19, 2017, and an
amendment to the application on September 17, 2018, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would supersede a prior order[1] to permit certain
business development companies and certain registered closed-end management investment
companies (collectively, "Regulated Funds") to co-invest in portfolio companies with each other
and with affiliated investment funds and accounts.

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[1] Stellus Capital Investment Corporation, et al., Investment Company Act Rel. Nos. 30739 (Sep. 30,
2013) (notice) and 30754 (Oct. 23, 2013) (order).

On November 6, 2018, a notice of the filing of the application was issued (Investment Company Act Release No. 33289). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Stellus Capital Investment Corporation, et al. (File No. 812-14855) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary